UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2021

Commission File Number: 001-38452

MEREO BIOPHARMA GROUP PLC

(Translation of registrant’s name into English)

4th Floor, One Cavendish Place,

London, W1G 0QF, United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Entry into Underwriting Agreement.

On February 9, 2021, Mereo BioPharma Group plc (the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with SVB Leerink LLC, as representative of the several underwriters named therein (collectively, the “Underwriters”), relating to an underwritten public offering of 34,500,000 American Depositary Shares (“ADSs”), each representing five ordinary shares, nominal value £0.003 per share (the “Underwritten Securities”). All of the Underwritten Securities are being sold by the Company. The offering price to the public of the Underwritten Securities is $2.900 per ADS, and the Underwriters have agreed to purchase the Underwritten Securities from the Company pursuant to the Underwriting Agreement at a price of $2.726 per ADS. The Company expects to receive net proceeds from the offering of approximately $93.5 million, after deducting underwriting discounts and commissions and estimated offering expenses. Under the terms of the Underwriting Agreement, the Company granted the Underwriters an option, exercisable for 30 days, to purchase up to an additional 5,175,000 ADSs (the “Option Securities” and together with the Underwritten Securities, the “Securities”) at the public offering price, less the underwriting discounts and commissions. The offering is expected to close on or about February 12, 2021, subject to the satisfaction of customary closing conditions.

The Securities will be issued pursuant to the Company’s shelf registration statement on Form F-3 (Registration Statement No. 333-249341) that was previously filed with the Securities and Exchange Commission (the “Commission”) on October 6, 2020 and became effective on October 21, 2020 (the “Registration Statement”). A final prospectus supplement relating to the offering dated February 9, 2021 was filed with the Commission.

The Underwriting Agreement contains customary representations and warranties, agreements and obligations, conditions to closing and termination provisions. The Underwriting Agreement provides for indemnification by the Underwriters of the Company, its directors and certain of its executive officers, and by the Company of the Underwriters, for certain liabilities, including liabilities arising under the Securities Act of 1933, as amended, and affords certain rights of contribution with respect thereto. The foregoing description of the Underwriting Agreement is qualified in its entirety by reference to the Underwriting Agreement, which is attached as Exhibit 1.1 hereto and incorporated by reference herein.

A copy of the legal opinion and consent of Mayer Brown International LLP relating to the validity of the issuance and sale of the Securities is attached as Exhibit 5.1 hereto and is incorporated by reference herein.

Other Events.

On February 9, 2021, the Company issued a press release announcing the commencement of the underwritten public offering and on February 10, 2021 the Company issued a press release announcing the pricing of the underwritten public offering, copies of which are attached hereto as Exhibit 99.1 and Exhibit 99.2, respectively, and incorporated herein by reference.

The information contained in this Report, including Exhibits 1.1 and 5.1 hereto, but excluding Exhibits 99.1 and 99.2 hereto, is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-249341) and (File No. 333-239708).

Exhibits

1.1	Underwriting Agreement, dated February 9, 2021, by and among the Company and SVB Leerink LLC, as representative of the several underwriters named therein.

5.1	Opinion of Mayer Brown International LLP.

23.1	Consent of Mayer Brown International LLP (contained in Exhibit 5.1).

99.1	Press Release, dated February 9, 2021.

99.2	Press Release, dated February 10, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 10, 2021

MEREO BIOPHARMA GROUP PLC

By:	/s/ Charles Sermon
Name: Charles Sermon
Title: General Counsel